STRUCTURED INVESTMENTS

Opportunities in Commodities	Free Writing Prospectus Registration Statement No. 333-131266 Dated June 28, 2007 Filed Pursuant to Rule 433

WHY INVEST IN COMMODITIES?

Strong Historical Performance

Portfolio Diversification

Potential Hedge Against Inflation and Event Risk

WHY USE MORGAN STANLEY STRUCTURED INVESTMENTS?

Sample Solutions

– Capital Protected Notes (CPN)

– Performance Leverage Upside Securities (PLUS)

Why Invest in Commodities?

Commodities have provided significant benefits including positive returns and portfolio diversification when included in a strategic asset allocation.

Yet, accessing commodities has often proved difficult and risky for individual investors. As a market leader in both commodities and Structured Investments, Morgan Stanley is well-positioned to deliver innovative commodity-based investment solutions to help meet investors’ portfolio needs.

In addition to providing access to commodities, Morgan Stanley Structured Investments can further enhance the benefits of including commodities in a portfolio. By incorporating features like principal protection, yield enhancement and leveraged exposure, Structured Investments offer investment opportunities with risk/return profiles not available with traditional investments.

The potential benefits of investing in commodities include:

  STRONG HISTORICAL PERFORMANCE
  PORTFOLIO DIVERSIFICATION
  POTENTIAL HEDGE AGAINST INFLATION AND EVENT RISK
Investing in commodities entails significant risks. Please refer to Selected Commodities Risk Considerations for a further discussion of the risks of investing in commodities. Past performance is no guarantee of future results. Those considering investing in commodities should carefully consider all choices and options beforehand.

Why Invest in Commodities?

Commodities are raw materials used in industrial processes, in manufacturing, as well as for consumption. As ‘real assets,’ commodities have an inherent value that makes them different from traditional ‘financial assets.’ As a result, demand for commodities is driven both by their practical use in producing goods and services and by their investment potential.

Commodities fit into three broad categories:

Morgan Stanley can provide access to many individual commodities, baskets of commodities, as well as broad and specific commodity indices.

Investors considering a commodity-based investment should consider the current market environment and how this type of investment would fit within their broader investment strategy, and with any existing commodity exposure they may have.

STRONG HISTORICAL PERFORMANCE

The primary driver of commodity returns over the past seven years has been the imbalance between global supply and demand for commodities.

After the Technology Bubble ended in 2000, commodities began to experience a major bull run. This rise in commodity prices has been driven by factors including:

•	Persistent supply-side constraints due to systematic under investment in infrastructure and exploration

•	Increased demand from developing economies like China and India to support manufacturing, infrastructure development, and increasing demand for finished goods

•	Increased investor demand for alternative sources of yield
Economists continue to debate whether this bull run is a part of a short-term market cycle or the beginning of a secular trend that could drive commodity prices for a longer time period.

Over the seven-year period ended May 31, 2007, the aggregate return (not annualized) of the S&P GSCITM Total Return Index was 69% and the Dow Jones AIG Commodity IndexSM– Total Return was 108%, compared to 21% for the S&P 500®.

The performance of commodities as an asset class is often measured by the returns on a commodity index. We use the S&P Goldman Sachs Commodities Index Total Return and the Dow Jones AIG Commodity IndexSM– Total Return. These indices track returns from passive investments in commodity futures contracts.

Commodities have also experienced periods of underperformance. For example, during the Technology Bubble of the late 1990s, commodities significantly underperformed equity indices such as the S&P 500®. In addition, commodities also underperformed equities during periods preceding the Technology Bubble. Please refer to the Hedge Against Event Risk and Selected Risk Considerations pages for further information on commodities’ historical performance.

Commodities have experienced and may continue to experience significant short-term and long-term price volatility. Past performance is no guarantee of future results.

PORTFOLIO DIVERSIFICATION

Commodities’ low historical correlation with other asset classes suggests that an allocation to commodities can potentially improve the risk-reward trade-off of a traditional portfolio of stocks and bonds.

Diversification is a tool used to optimize portfolio performance and maximize risk-adjusted returns. Diversification tends to smooth the volatility of a portfolio and produce performance that is more consistent.

The primary reason that diversification tends to reduce risk is that the strategy aims to select assets that will not all react the same way to changing economic conditions. The goal is to prevent one badly performing asset or sector from having a significant, adverse effect on the overall portfolio.

Correlation measures the relationship between two assets’ price movements:

Correlations greater than +0.85 and those less than –0.85 are generally considered strong. Correlations greater than 0 but less than +0.25, and those less than 0 but greater than –0.25 are generally considered low.

Commodities Historical Correlation with other Asset Classes

Commodity prices (S&P GSCITM TR since 1970s) have generally moved independently of other asset class prices, as demonstrated by their low historical correlations.

Addition of Commodities to a Portfolio: Improvement in Risk-adjusted Returns

According to Modern Portfolio Theory, the goal of portfolio selection is to choose the combination of assets that deliver the maximum expected return with the least amount of volatility. Typically, portfolios with highly diversified components are able to deliver higher risk-adjusted returns. Commodities’ low historical correlation with other asset classes means they have the potential to diversify a portfolio even further.

Investing in commodities can potentially enhance portfolio performance by improving expected returns without increasing overall volatility (risk).

Data observed from Jan 2000 – May 2007
Diversified Commodities Basket is comprised of equal weights of WTI Crude Oil, Metals (Copper and Zinc), and S&P GSCITM Agricultural Index Excess Return. Fixed Income: MSCI World Bonds Index (US$); Equities: MSCI World Equities (US$).

Volatility is a measure of the fluctuation in a portfolio’s value over a short period of time. It is a conventional gauge of portfolio risk. The Sharpe Ratio measures the efficiency, or excess return per unit of volatility, of portfolio returns. It evaluates portfolio performance on a volatility (risk)-adjusted basis.

Diversification does not guarantee a profit, nor does it guarantee protection against a loss.
Past performance is no guarantee of future results and commodities may not have low correlation with other asset classes in the future.

HEDGE AGAINST INFLATION

Many commodities, particularly metals and energy-related commodities, have relatively strong positive correlation with inflation and thus may provide a potential hedge against inflation.

During periods of high and/or increasing inflation, many commodities tend to maintain their purchasing power and value. As prices of goods and services increase, the prices of the commodities used to produce those goods and services tend to also rise. Weakening growth and accelerating inflation often cause currency depreciation. In this environment, investors often turn to real assets such as gold and other precious metals whose purchasing power is not directly dependent on the value of currencies. In contrast, financial assets such as stocks and bonds tend to depreciate, as inflation diminishes the value of their cash flows.

Historically, the S&P Goldman Sachs Commodity Index – Total Return has exhibited a relatively strong positive correlation with the US Consumer Price Index (CPI), an economic measure of inflation.

YoY (Year over Year) refers to a method of evaluating investment performance by comparing results from one year to those of the previous year.

For example, during the 1970s Oil Crisis, a period characterized by high inflation, the performance of energy-related commodities such as crude oil were strong, outperforming both stocks and bonds.

1.	Morgan Stanley is likely to offer products on WTI Crude Oil, rather than Arab Light Crude Oil. Arab Light Crude Oil data is used for this example because data on WTI Crude Oil is unavailable prior to June 29, 1990. The correlation of WTI Crude Oil with CPI may be different from that of Arab Light Crude Oil.

Not all commodities have positive historical correlation with inflation. Past performance is no guarantee of future results and commodities may not have positive correlation with inflation in the future.

HEDGE AGAINST EVENT RISK

Commodities may also offer investors a potential hedge against “event risk”, or the risk that a financial crisis, war or another geopolitical event could cause other assets to depreciate. Commodity returns have historically outperformed equities during the most depressed equity return observations.

Commodity resources are usually located in areas of political instability. Thus, deteriorating geopolitical conditions can threaten commodity supply and cause price appreciation. During financial crises, commodities are likely to outperform financial assets due to their intrinsic value as raw materials. As a result, commodities tend to positively correlate with inflation.

Why Use Morgan Stanley Structured Investments?

MARKET LEADERSHIP AND INNOVATION

With over 25 years as a leader in the commodities markets, Morgan Stanley is well-positioned to deliver innovative solutions to help meet its clients’ specific investment needs. Morgan Stanley is a top provider of commodity products globally and is able to deliver both strategic and tactical offerings that provide access to physical commodities and commodity indices.

ACCESS AND ENHANCED EXPOSURE

Morgan Stanley offers investors opportunities to access commodities markets through investments designed to provide access and potentially enhance the benefits of including commodities in a strategic asset allocation.

SAMPLE SOLUTIONS

Capital Protected Notes CPNs
Investors seeking broad commodity market exposure while limiting their downside exposure at maturity may consider a CPN linked to a basket of commodities.

This sample CPN offers investors the opportunity to express a bullish view on commodities with 100% principal protection at maturity. This means that even if the basket depreciates, the investor will receive at least par at maturity. For example, if the basket were to depreciate 5% at maturity, the investment would return the full principal amount, but no additional return (0%).

In addition to a reduced risk profile relative to that of a direct investment, this CPN offers enhanced return potential. This CPN provides leveraged (120%) exposure to any basket appreciation: if the basket of commodities were to appreciate 10% at maturity, the investor will receive a 12% return.

Performance Leveraged Upside Securities (PLUS)SM
Investors who seek leveraged exposure to both commodities and equities with the same downside risk of as a direct investment and are willing to forgo upside beyond a cap may consider a Hybrid PLUS.

This sample Hybrid PLUS offer investors the opportunity to simultaneously express a bullish view on Chinese growth through both equities and commodities while enhancing exposure for a specific range of price performance.

At maturity, investors will receive an amount equal to 200% of any basket appreciation, subject to a maximum return of 20%. For example, if the basket were to appreciate 5% at maturity, the investor will receive a return of 10%. If the basket were to appreciate 15%, the investor would have reached the cap and thus receive 20% at maturity.

PLUS do not pay interest and do not offer a guaranteed return of principal at maturity. Therefore, an investor’s principal will be reduced 1 for 1 if the basket were to depreciate at maturity. If the basket of commodities were to depreciate 5% at maturity, the investor would receive a return of –5%.

For more information about Commodity-linked Structured Investments, please contact your Morgan Stanley Financial Advisor.
These examples are for hypothetical purposes only and do not represent any specific investment. Past performance is no guarantee of future results.

SELECTED COMMODITIES RISK CONSIDERATIONS

Prices of commodities may change unpredictably and affect the value of your investment in unforeseeable ways.

Investments in or linked to the prices of commodities or commodity based indices are considered speculative, and prices for commodities or the level of the commodity based indices, and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, war and terrorist activity, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies. The price volatility of a commodity also affects the value of the forwards and forward contracts related to that commodity and, therefore, its price at any such time. These factors will affect the value of your investment in varying and potentially inconsistent ways.

Past performance is no guarantee of future results and commodities may not have low correlation with other asset classes in the future.

As with any investment, the past performance of commodities and commodity indices is not necessarily indicative of future performance. During the technology bubble of the late 1990s, commodities and commodity indices significantly underperformed equity indices such as the S&P 500®. For example, in the period from May 31, 1995 to May 31, 2000, the S&P 500 increased 166% while the S&P GSCI TR increased 53% (not annualized). Prior to the technology bubble, commodities and commodity indices also experienced periods of underperformance. From May 31, 1993 to May 31, 1995, the S&P 500 increased 18% while the S&P GSCI TR decreased 6% (not annualized). Future performance will depend on many unpredictable factors. In addition, the recent low correlation of commodities compared to other asset classes may not continue, especially as the popularity of commodities as an investment grows. The past performance of many commodities has had periods of high correlation between commodity prices and equity prices. For example, in the period from March 30, 2001 to October 31, 2001, WTI Crude Oil declined 19.4% and equity prices, as measured by the S&P 500®, also declined 8.7% (not annualized). As a result, an investment in commodities in these circumstances would not provide portfolio diversification or a hedge against certain event-driven risks, such as a financial crisis, war or other geopolitical events.

Commodities may not protect against the risk of inflation.

The price of commodities has not always been highly correlated with inflation. For example, between December 31, 2003 and April 30, 2004, CPI increased 1.2% while the price of Gold decreased 6.9% (not annualized). In addition, as the prices of commodities become increasingly affected by events outside the United States, commodities may not increase in value in periods of inflationary pressure in the United States if, for example, geographic regions outside the United States that are important to the price of the particular commodity are not also experiencing inflation or for other reasons. As a result, commodities may not continue to exhibit the historical high correlation with U.S. consumer price inflation. In addition, not all commodities have a positive correlation with inflation and those commodities without a positive correlation with inflation would not provide a hedge against inflation.

Suspension or disruptions of market trading in the commodities and related futures markets may adversely affect the value of your investment.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of commodities and, therefore, the value of your investment.

We urge you to consult with your investment, legal, tax, accounting, and other advisors with regard to any proposed or actual investment in commodities, especially if you seek to invest in commodities in order to diversify your investment portfolio or to protect against inflation or event risk as the commodities may not provide the desired diversification or protection.

SELECTED STRUCTURED INVESTMENTS RISK CONSIDERATIONS

An investment in Morgan Stanley Structured Investments involves risks. These Risks can include, but are not limited to:

•	Fluctuations in the price, level or yield of underlying instruments, interest rates, currency values and credit quality

•	Substantial loss of principal

•	Limits on participation in potential appreciation of the underlying instrument

•	Limited liquidity

•	Morgan Stanley credit risk

•	Conflicts of interest
Payments at Maturity on Structured Investments are Subject to the Credit Risk of Morgan Stanley.

No Rights in the Underlying Asset. Holders of Structured Investments will have no rights associated with or interests in the underlying asset.

Structured Investments May Not Pay Interest or Guarantee Return of Principal.

The terms of Structured Investments may differ from those of ordinary debt securities in that Structured Investments may not pay interest or guarantee payment of the principal amount at maturity.

The Return on Your Investment May Be Less Than That of an Ordinary Debt Security. The return on your investment (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security, even if the Structured Investment is principal protected. The return of only the principal amount may not compensate you for the effects of inflation and other factors relating to the value of money over time.

Protect Principal Investments Do Not Pay Interest and May Not Pay More than the Principal Amount at Maturity. Unlike ordinary debt securities, Protect Principal Investments do not pay interest. Instead, at maturity, the investor will receive the principal amount plus a supplemental redemption amount if the underlying asset final value is greater than its initial value.

Principal Protection is Only Available at Maturity. If the note is sold prior to maturity, the investor may receive a price less than the purchase price or maturity value.

PLUS Do Not Pay Interest or Guarantee Return of Principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee payment of the principal amount at maturity. If the value of the underlying asset at maturity has declined over the term of the PLUS, investors will receive an amount of cash with a value less than the principal amount of the PLUS.

PLUS Appreciation Potential is Limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity. Although the leverage factor provides leveraged exposure to any increase in the value of the underlying asset at maturity, an investor’s payment at maturity is limited to the maximum payment at maturity. The effect of the leverage factor will be progressively reduced as the value of the underlying asset approaches a level that will result in a payment at maturity equal to the maximum payment at maturity.

The indices are unmanaged. An investor cannot invest directly in an index. They are shown for illustrative purposes only and do not represent the performance of any specific investment. Past performance is no guarantee of future results.

Investing in Structured Investments is not equivalent to investing directly in the underlying instruments. Clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment, before investing in any Morgan Stanley Structured Investments.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. Securities issued by Morgan Stanley that reference the above trademarks are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in such products. The S&P GSCITM is not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

“Dow Jones,” “AIG®” “Dow Jones AIG Commodity IndexSM– Total Return” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, as the case may be, and have been licensed for use for certain purposes by Morgan Stanley. Securities linked to the Dow Jones AIG Commodity IndexSM– Total Return are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the such products.

“Performance Leveraged Upside Securities” and “PLUS” are service marks of Morgan Stanley.

MSCI and all MSCI index names are the trademarks, registered trademarks, or service marks of Morgan Stanley Capital International Inc. or its affiliates.

This material was prepared by sales, trading or other non-research personnel of Morgan Stanley & Co. Incorporated (together with its affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst. Unless otherwise indicated, these views are the author’s and may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.

An investment in Morgan Stanley Structured Investments may not be suitable for all investors. These investments involve risks. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

HYPOTHETICAL PERFORMANCE RESULTS HAVE INHERENT LIMITATIONS. THERE ARE FREQUENTLY SHARP DIFFERENCES BETWEEN HYPOTHETICAL AND ACTUAL PERFORMANCE RESULTS SUBSEQUENTLY ACHIEVED BY ANY PARTICULAR TRADING STRATEGY. HYPOTHETICAL PERFORMANCE RESULTS DO NOT REPRESENT ACTUAL TRADING AND ARE GENERALLY DESIGNED WITH THE BENEFIT OF HINDSIGHT. THEY CANNOT ACCOUNT FOR ALL FACTORS ASSOCIATED W ITH RISK, INCLUDING THE IMPACT OF FINANCIAL RISK IN ACTUAL TRADING OR THE ABILITY TO WITHSTAND LOSSES OR TO ADHERE TO A PARTICULAR TRADING STRATEGY IN THE FACE OF TRADING LOSSES. THERE ARE NUMEROUS OTHER FACTORS RELATED TO THE MARKETS IN GENERAL OR TO THE IMPLEMENTATION OF ANY SPECIFIC TRADING STRATEGY THAT CANNOT BE FULLY ACCOUNTED FOR IN THE PREPARATION OF HYPOTHETICAL PERFORMANCE RESULTS AND ALL OF WHICH CAN ADVERSELY AFFECT ACTUAL TRADING RESULTS.

Any estimates, projections or predictions (including in tabular form) given in this communication are intended to be forward-looking statements. Although Morgan Stanley believes that the expectations in such forward-looking statement are reasonable, it can give no assurance that any forward-looking statements will prove to be correct. Such estimates are subject to actual known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date of this communication. Morgan Stanley expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in its expectations or any change in circumstances upon which such statement is based. Prices indicated are Morgan Stanley offer prices at the close of the date indicated. Actual transactions at these prices may not have been effected.

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